UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-42013

Super x Ai Techonology Limited

3791 Jalan Bukit Merah

#09-03 E-Centre @ Redhill

Singapore 159471

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

On July 30, 2025, Super X AI Technology Limited (the “Company”) issued a press release announcing the launch of its latest flagship product, the SuperX XN9160-B200 AI Server.

The new server is powered by NVIDIA’s Blackwell architecture and is engineered to meet the rising demand for scalable, high-performance computing in AI training, machine learning (ML), and high-performance computing (HPC) workloads. The launch marks a significant milestone in the Company’s AI infrastructure roadmap.

The press release titled “SuperX Unveils the All-New SuperX XN9160-B200 AI Server, Powered by NVIDIA Blackwell GPUs — Accelerating AI Innovation by 30x as Compared to H100 Series with Supercomputer-Class Performance” dated July 30, 2025, is furnished as Exhibit 99.1 to this current report on Form 6-K and is hereby incorporated by reference.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated July 30, 2025 - SuperX Unveils the All-New SuperX XN9160-B200 AI Server, Powered by NVIDIA Blackwell GPUs — Accelerating AI Innovation by 30x as Compared to H100 Series with Supercomputer-Class Performance

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Super X AI Technology Limited

Date: July 30, 2025	By:	/s/ Yu, Chun Kit
	Name:	Yu, Chun Kit
	Title:	Executive Director

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